VDO-PH INTERNATIONAL
2700 East Sunset Road
Building B, Suite 18
Las Vegas, NV 89120

January 12, 2011
Larry Spirgel, Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           VDO-PH International (the “Company”)
Request for Acceleration
Filed: January 12, 2011
File No.: 333-168941

Dear Mr. Spirgel:

On January 11, 2011, VDO-PH International, Inc. (the “Company”) filed Form S-1/A Pre-Effective Amendment No. 6 to its Registration Statement on Form S-1 (the “Registration Statement”).

Pursuant to conversations with your office on January 12, 2011, this will acknowledge that the Company understands that it may not rely on Rule 504 of Regulation D of the Securities Act of 1933, as amended once the Company’s Registration becomes effective.

In connection therewith, pursuant to Rules 460 and 461 of the Securities Act of 1933, the Company hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. EST on Thursday, January 13, 2011.

With respect to our request for acceleration of the effectiveness of the Registration Statement, this letter acknowledges that:

•
should the U. S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will confirm that the Company and its officers and directors are aware of their respective responsibilities under the Securities Act of 1933, as amended, and the Securities and Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.
Very truly yours,
/s/Valeria Stringer

Valeria Stringer
President